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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                 (Rule 14D-100)
           Tender Offer Statement Under Section 14(D)(1) or 13(E)(1)
                     of the Securities Exchange Act of 1934

                               ----------------

                                 Proxicom, Inc.
                       (Name of Subject Company (Issuer))

                            Putter Acquisition Corp.
                          Dimension Data Holdings plc
                      (Names of Filing Persons (Offerors))

                               ----------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                               ----------------

                                   744282104
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Patrick Quarmby
                           Corporate Finance Director
                          Dimension Data Holdings plc
                              Dimension Data Oval
                               1 Meadowbrook Lane
                           Epsom Downs, Sandton 2125
                                  South Africa
                         Telephone: 011-27-11-709-1000
                 (Name, Address and Telephone Numbers of Person
              Authorized to Receive Notices and Communications on
                           Behalf of Filing Persons)

                               ----------------

                                   Copies to:
                             Morton A. Pierce, Esq.
                              Dewey Ballantine LLP
                          1301 Avenue of the Americas
                         New York, New York 10019-6092
                           Telephone: (212) 259-8000

                               ----------------

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                           CALCULATION OF FILING FEE

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       Transaction Valuation*                    Amount of Filing Fee**
            $448,599,788                                 $89,720

 * Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 59,813,305 shares of common stock, par value $0.01 per share, of Proxicom, Inc. ("Shares"), at a price of $7.50 per Share, without interest. Such number of Shares represents the sum of
   (i) all Shares currently outstanding as of May 17, 2001 (ii) all Shares issuable upon exercise of outstanding warrants to purchase Shares and (iii) all Shares issuable upon exercise of outstanding options, with an exercise price less than $7.50, to purchase Shares that could be exercised on or prior to the expiration of, or in, the tender offer described in the Tender Offer Statement on Schedule TO.

** The amount of the filing fee calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: None                    Filing Party: Not Applicable
  Form or Registration No.: Not Applicable        Date Filed: Not Applicable


[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

  Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X]third-party tender offer subject to Rule 14d-1.
    [_]issuer tender offer subject to Rule 13e-4.
    [_]going-private transaction subject to Rule 13e-3.
    [_]amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                                  SCHEDULE TO

  This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Putter Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Dimension Data Holdings plc, a public limited company incorporated in England and Wales ("Dimension Data"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Proxicom, Inc., a Delaware corporation ("Proxicom"), pursuant to Purchaser's offer to purchase all outstanding Shares at a price of $7.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto from time to time, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

  The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule, except as otherwise set forth below.

Item 12 Exhibits

(a)(1)(A) Offer to Purchase, dated May 17, 2001.

(a)(1)(B) Letter of Transmittal.

(a)(1)(C) Notice of Guaranteed Delivery.

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Summary Advertisement, dated May 17, 2001, appearing in The Wall Street Journal.

(b)       Not applicable.

(d)(1) Agreement and Plan of Merger, dated as of May 11, 2001, among Dimension Data, Proxicom and Purchaser.

(d)(2) Mutual Non-Disclosure Agreement, dated February 9, 2001, between Dimension Data and Proxicom.

(d)(3)(A) Support Agreement, dated as of May 11, 2001, between Dimension Data and Raul J. Fernandez.

(d)(3)(B) Support Agreement, dated as of May 11, 2001, among Dimension Data and General Atlantic Partners 34, L.P., General Atlantic Partners 52, L.P, GAP Coinvestment Partners, L.P., GAP Coinvestment Partners II, L.P.

(d)(4) Letter Agreement, dated as of May 11, 2001, between Dimension Data and Raul J. Fernandez.

(d)(5)(A) Employment Agreement, dated as of May 11, 2001, among Raul J. Fernandez, Dimension Data and Proxicom.

(d)(5)(B) Form of Employment Agreement, among certain members of Proxicom's management, Dimension Data and Proxicom.

(g)       Not applicable.

(h)       Not applicable.

                                       3
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                                  SIGNATURES

  After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of May 17, 2001 that the information set forth in this statement is true, complete and correct.

                                          Dimension Data Holdings plc

                                          By: /s/ P.K. Quarmby
                                             ----------------------------------
                                             Name: P.K. Quarmby
                                             Title: Director

                                          Putter Acquisition Corp.

                                          By: /s/ P.K. Quarmby
                                             ----------------------------------
                                             Name: P.K. Quarmby
                                             Title: Director

                                       4
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                                 EXHIBIT INDEX

 Exhibit No. Description
 ----------- -----------
 (a)(1)(A)   Offer to Purchase, dated May 17, 2001.

 (a)(1)(B)   Letter of Transmittal.

 (a)(1)(C)   Notice of Guaranteed Delivery.

 (a)(1)(D)   Form of letter to clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.

 (a)(1)(E)   Form of letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.

 (a)(1)(F)   Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.

 (a)(1)(G)   Summary Advertisement, dated May 17, 2001, appearing in The Wall
             Street Journal.

 (d)(1)      Agreement and Plan of Merger, dated as of May 11, 2001, among
             Dimension Data, Proxicom and Purchaser.

 (d)(2)      Mutual Non-Disclosure Agreement, dated February 9, 2001, between
             Dimension Data and Proxicom.

 (d)(3)(A)   Support Agreement, dated as of May 11, 2001, between Dimension
             Data and Raul J. Fernandez.

 (d)(3)(B) Support Agreement, dated as of May 11, 2001, among Dimension Data and General Atlantic Partners 34, L.P., General Atlantic Partners
             52, L.P, GAP Coinvestment Partners, L.P., GAP Coinvestment
             Partners II, L.P.

 (d)(4) Letter Agreement, dated as of May 11, 2001, between Dimension Data and Raul J. Fernandez.

 (d)(5)(A)   Employment Agreement, dated as of May 11, 2001, among Raul J.
             Fernandez, Dimension Data and Proxicom.

 (d)(5)(B) Form of Employment Agreement, among certain members of Proxicom's management, Dimension Data and Proxicom.

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